UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019.

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number: 0-19065

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.

17801 Georgia Avenue

Olney, Maryland 20832

Sandy Spring Bank 401(k) Plan

Exhibits

Exhibit 23.1   Consent of Independent Registered Public Accounting Firm-Dixon Hughes Goodman LLP

Report of Independent Registered Public Accounting Firm

Trustees and Participants

Sandy Spring Bank 401(k) Plan

Olney, Maryland

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

/s/ Dixon Hughes Goodman LLP

Baltimore, Maryland

June 29, 2020

1

Sandy Spring Bank 401(k) Plan

Statements of Net Assets Available For Benefits

December 31, 2019 and 2018

	2019	2018
Assets

Investments, at fair value	$125,695,477	$97,505,987
Fully benefit-responsive investment contracts at contract value	4,880,271	4,525,215
Total Investments	130,575,748	102,031,202

Receivables:
Employer contributions	198,361	163,966
Notes receivable from participants	1,667,097	1,497,582
Total Receivables	1,865,458	1,661,548

Net Assets Available for Benefits	$132,441,206	$103,692,750

See notes to Financial Statements.

2

Sandy Spring Bank 401(k) Plan

Statement of Changes In Net Assets Available For Benefits

Year Ended December 31, 2019

Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$21,643,905
Interest and dividends	903,170
Total Investment Gain	22,547,075

Interest income on notes receivable from participants	77,550

Contributions:
Participant	7,219,860
Employer	4,048,575
Rollover	1,848,537
Total Contributions	13,116,972
Total Additions	35,741,597

Deductions from net assets attributed to:
Benefits paid to participants	6,788,738
Administrative expenses	204,403
Total Deductions	6,993,141

Net Increase in Net Assets Available for Benefits	28,748,456

Net Assets Available for Benefits:
Beginning Balance	103,692,750
Ending Balance	$132,441,206

See notes to Financial Statements.

3

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies

The following description of the Sandy Spring Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp, Inc. and its related companies (the “Company”) who are eighteen or older, and are credited with one month of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Pre-tax deferrals will not be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on traditional contributions will accumulate income tax deferred until the account is distributed; Roth earnings are tax-exempt. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan that its participating employees defer to the Plan. For the 2019 plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 4% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2019 there was no profit sharing bonus granted.

Investment Options: Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Sandy Spring Bancorp common stock, common collective trust funds, and a fully benefit-responsive investment contract.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Interest rates are based on the prime rate at the time of the loan’s inception. At December 31, 2019 and 2018 outstanding loans bore interest rate ranges from 3.25% to 5.50%. There is also a $75 origination fee and a $12 quarterly fee, which is taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and (b) Plan earnings/losses. Allocations are based on participant’s earnings or account balances, as defined. Loan fees are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after January 1, 2006.

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid as a lump sum distribution. If the total value of the participant’s vested account balance is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Company.  The asset-based fees (15 basis points on an annual basis for the 2019 plan year) are deducted from participant accounts on a monthly basis based on the balance on each monthly date. Any revenue sharing generated by plan investments is also credited back to participant accounts on a monthly basis. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable and benefits paid) are charged directly to the participant’s account.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the trustee. See Note 2 for discussion of fair value measurements.

Investments in fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated on the payable date to shareholders as of record date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes from participants are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties: The Plan invests in marketable equity securities (common stocks), guaranteed investment contracts, collective investment trusts and mutual funds. Such investments are exposed to various risks such as market risk and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Subsequent events: Management evaluated subsequent events through June 29, 2020, the date the financial statements were available to be issued and has determined that, except for the matter noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements that would have a material impact on these financial statements.

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has affected, and may continue to affect, economic activity globally, nationally, and locally. The Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019, with the market continuing to demonstrate volatility. Economic and market conditions and other effects of the COVID-19 pandemic may continue to affect the Plan. Management cannot predict the extent of the impact of the COVID-19 pandemic on the Plan’s financial condition, liquidity, and future results of operations for 2020.

The Coronavirus Aid Relief, and Economic Security Act (CARES Act) was signed into law on March 27, 2020. Along with other significant provisions, the CARES Act includes several temporary relief provisions available to tax qualified retirement plans and their qualifying participants such as: (i) a new hardship withdrawal option; (ii) increased loan limits; (iii) an option to delay loan payments; and (iv) a waiver of required minimum distributions. Plan management has adopted these provisions into the Plan during 2020.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements

The Plan measures, on a recurring basis, its investments at fair value in accordance with FASB codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgement, and may affect the fair value of assets and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on the closing price reported on the active market on which the funds are traded.

Guaranteed investment contract: The guaranteed investment contract consists of the Principal Fixed Income Guaranteed Option and is reported at contract value which approximates fair value. Contract value represents the aggregation of contributions, plus interest, less withdrawals, if any.

Collective Investment Trusts: Valued at net asset value (“NAV”) per unit held by the Plan at year-end as quoted by the funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2019

	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$9,976,130	$-	$-	$9,976,130
Mutual funds	35,771,817	-	-	35,771,817

Total Assets in the fair value hierarchy	$45,747,947	$-	$-	45,747,947
Investments measured at net asset value (a)				79,947,530

Investments at fair value				$125,695,477

	Assets at Fair Value as of December 31, 2018

	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$8,210,904	$-	$-	$8,210,904
Mutual funds	28,182,420	-	-	28,182,421

Total Assets in the fair value hierarchy	$36,393,324	$-	$-	36,393,325
Investments measured at net asset value (a)				61,112,662

Investments at fair value				$97,505,987

(a)	In accordance with FASB accounting standards update ("ASC") Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Principal Trust (SM) Income Fund	$418,620	N/A	Daily	N/A
Principal Trust (SM) Target 2010	1,314,200	N/A	Daily	N/A
Principal Trust (SM) Target 2015	2,632,194	N/A	Daily	N/A
Principal Trust (SM) Target 2020	12,885,616	N/A	Daily	N/A
Principal Trust (SM) Target 2025	18,815,597	N/A	Daily	N/A
Principal Trust (SM) Target 2030	14,550,303	N/A	Daily	N/A
Principal Trust (SM) Target 2035	13,313,847	N/A	Daily	N/A
Principal Trust (SM) Target 2040	5,729,432	N/A	Daily	N/A
Principal Trust (SM) Target 2045	4,841,195	N/A	Daily	N/A
Principal Trust (SM) Target 2050	2,041,810	N/A	Daily	N/A
Principal Trust (SM) Target 2055	1,844,778	N/A	Daily	N/A
Principal Trust (SM) Target 2060	950,319	N/A	Daily	N/A
Principal Trust (SM) Target 2065	609,619	N/A	Daily	N/A
	$79,947,530

December 31, 2018
Principal Trust (SM) Income Fund	$431,988	N/A	Daily	N/A
Principal Trust (SM) Target 2010	1,139,026	N/A	Daily	N/A
Principal Trust (SM) Target 2015	2,379,592	N/A	Daily	N/A
Principal Trust (SM) Target 2020	10,796,600	N/A	Daily	N/A
Principal Trust (SM) Target 2025	14,797,222	N/A	Daily	N/A
Principal Trust (SM) Target 2030	11,442,485	N/A	Daily	N/A
Principal Trust (SM) Target 2035	9,737,966	N/A	Daily	N/A
Principal Trust (SM) Target 2040	3,777,524	N/A	Daily	N/A
Principal Trust (SM) Target 2045	3,528,891	N/A	Daily	N/A
Principal Trust (SM) Target 2050	1,259,816	N/A	Daily	N/A
Principal Trust (SM) Target 2055	1,171,119	N/A	Daily	N/A
Principal Trust (SM) Target 2060	600,498	N/A	Daily	N/A
Principal Trust (SM) Target 2065	49,935	N/A	Daily	N/A
	$61,112,662

9

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 3. Fixed Income Guaranteed Option

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned, thus is considered a traditional investment contract. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

The Fixed Income Guaranteed Option is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2019, the yield earned and net crediting interest rate was 1.15% after deduction of plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the guaranteed investment contract at December 31, 2019 and 2018 was $4,880,271 and $4,525,215, respectively. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the Issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate. In no case will the guaranteed minimum interest rate be less than 1% or greater than 3%.

Certain events limit the ability of the Plan to transact at contract value with Principal Life Insurance Company. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Investment Contract does not permit Principal Life Insurance Company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 5. Tax Status

By letter dated August 8, 2014, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has evaluated the tax positions taken by the Plan and has determined that no uncertain tax positions have been taken or are expected to be taken that would require recognition or disclosure in the financial statements as of December 31, 2019. The Plan may be subject to routine tax audits; however no audits are currently in progress.

Note 6. Exempt Party-In-Interest Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest. For 2019, total purchases at market value related to the stock were $928,662 and total sales at market value related to the stock were $891,627. Participants are not required to make investments in employer securities. At December 31, 2019 and 2018, the Plan held 263,361 and 261,996 shares, respectively, of the Company’s common stock, with a cost basis of $7,529,148 and $7,335,933, respectively. During the year ended December 31, 2019 the Plan recorded dividend income related to the stock of $309,151.

In addition, the Plan has notes receivable from participants, which are secured by the vested balances in the participants’ accounts. Notes receivable held balances of $1,667,097 and $1,497,582 respectively for December 31, 2019 and 2018.

Certain Plan investments are managed by Principal Financial Group (“PFG”). PFG is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the trustee by the Plan for administrative services were $204,403 for the year ended December 31, 2019.

Note 7. Trustee and Plan Administrator

Trustee: Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company is the trustee of the Plan’s funds.

Plan Administration: The Company is the plan administrator.

11

Sandy Spring Bank 401(k) Plan

Schedule Of Assets (Held At End Of Year)

Form 5500, Schedule H, Item 4i

December 31, 2019

Employer Identification Number – 52-1532952
Plan Number - 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value

*	Principal Fixed Income Guaranteed Option	Guaranteed Investment Contract	**	$4,880,271
*	Principal Trust (SM) Income Fund	Collective Investment Trust	**	418,620
*	Principal Trust (SM) Target 2010	Collective Investment Trust	**	1,314,200
*	Principal Trust (SM) Target 2015	Collective Investment Trust	**	2,632,194
*	Principal Trust (SM) Target 2020	Collective Investment Trust	**	12,885,616
*	Principal Trust (SM) Target 2025	Collective Investment Trust	**	18,815,597
*	Principal Trust (SM) Target 2030	Collective Investment Trust	**	14,550,303
*	Principal Trust (SM) Target 2035	Collective Investment Trust	**	13,313,847
*	Principal Trust (SM) Target 2040	Collective Investment Trust	**	5,729,432
*	Principal Trust (SM) Target 2045	Collective Investment Trust	**	4,841,195
*	Principal Trust (SM) Target 2050	Collective Investment Trust	**	2,041,810
*	Principal Trust (SM) Target 2055	Collective Investment Trust	**	1,844,778
*	Principal Trust (SM) Target 2060	Collective Investment Trust	**	950,319
*	Principal Trust (SM) Target 2065	Collective Investment Trust	**	609,619
	BlackRock HY Bond Inst Fund	Mutual Fund	**	1,859,334
*	Principal Income Inst Fund ++	Mutual Fund	**	1,294,993
	Legg Mason BW Gbi Opp Bd	Mutual Fund	**	812,775
	Amer Fds Inc Fd of Amer	Mutual Fund	**	2,087,415
	MFS Value R4 Fund	Mutual Fund	**	3,423,146
*	Principal LargeCap S&P 500	Mutual Fund	**	4,639,478
*	Principal LargeCap Growth I R6 Fund	Mutual Fund	**	6,472,193
	Delaware SmCap Value I	Mutual Fund	**	891,275
	Hartford Midcap Y Fund	Mutual Fund	**	1,374,398
*	Principal MidCap S&P 400	Mutual Fund	**	2,947,732
*	Principal SmallCap S&P 600	Mutual Fund	**	2,161,431
*	Principal Real Estate Secs Inst	Mutual Fund	**	1,190,866
	T.Rowe Price QM US SC GR Eq	Mutual Fund	**	638,010
	MFS International New Discovery	Mutual Fund	**	1,351,107
	Oppenheimer Intl Growth	Mutual Fund	**	1,901,064
*	Principal International Equity Index	Mutual Fund	**	810,440
	Wells Fargo Adv Em Mkt	Mutual Fund	**	811,088
	Wells Fargo SP MC Val 1 Fund	Mutual Fund	**	1,105,072
*	Sandy Spring Bancorp, Inc.	Common Stock	**	9,976,130
*	Participant Loans	Loans, ranging from 3.25%-5.50%, maturities through July 2029	$-	1,667,097

Total Investments				$132,242,845

*Represents a party-in-interest to the Plan.

**Cost is not required for participant-directed plans.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bank 401(k) Plan
(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schrider
Daniel J. Schrider, Chief Executive Officer
Sandy Spring Bancorp, Inc.

Date: June 29, 2020

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